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                                         Filed by: Chesapeake Energy Corporation
                                          Pursuant to Rule 425 of the Securities
                                                         Act of 1933, as amended

                                      Subject Company: Gothic Energy Corporation
                                                    Commission File No.: 0-19753

Chesapeake Energy Corporation and Gothic Energy Corporation have filed a preliminary and definitive prospectus/proxy statement and other relevant documents concerning the proposed transaction referenced in the following information with the Securities and Exchange Commission on Form S-4 (file no. 333-47330). We urge investors to carefully read the definitive prospectus/proxy statement, and any other relevant documents filed with the SEC, because they will contain important information. The prospectus/proxy statement will be sent to stockholders of Gothic Energy Corporation seeking their approval of the proposed transaction. Investors may obtain free of charge a copy of the definitive prospectus/proxy and other documents filed by Chesapeake Energy Corporation and Gothic Energy Corporation with the SEC at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Chesapeake Energy Corporation will be available free of charge upon written request to Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118,
Attention: Marcus C. Rowland, or call us at (405) 848-8000. Documents filed with the SEC by Gothic Energy Corporation will be available free of charge from Gothic Energy Corporation, 6120 South Yale Avenue, Suite 1200, Tulsa, Oklahoma 74136.


                                CHESAPEAKE ENERGY

                           MODERATOR: AUBREY MCCLENDON
                                OCTOBER 27, 2000
                                   8:00 AM CT



Operator: Good day everyone and welcome to this Chesapeake Energy Third Quarter
     Earnings conference call. Today's call is being recorded. At this time for opening remarks and introductions, I would like to turn things over to Mr. Aubrey McClendon. Please go ahead, sir.

Aubrey McClendon: Good morning and thanks for joining Chesapeake's Third
     Quarter Earnings Release conference call. Before we begin, I need to provide you with some disclosure concerning the forward-looking statements that we will make during the course of this call.

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     These forward-looking statements that describe our beliefs, goals, expectations, projections, or assumptions are considered forward-looking. Please note that the company's actual results may differ from those contained in such forward-looking statements. Additional information concerning these statements is available in the company's SEC filings.

     Today we'll begin with Marc's financial analysis and then I'll provide an operations and strategy review and then we'll go to Q&A. Our prepared commentary will last about 15 minutes.

Marcus Rowland: Good morning. We feel like we've had an outstanding quarter.
     The last quarter of significant gas hedges which reduced our performance by nearly $12 million in the quarter ended, has now ended. Our performance has hit consensus despite a non-cash charge to earnings of $5.3 million, or nearly 4 cents a share, related to our preferred stock exchange program.

     Cash flow from operations of $83 million was a new record for Chesapeake and a run-rate of over a third of a billion dollars per year or nearly $2 per share on a fully diluted basis.

     While we're really enthused by our operating and financial performance, we're much less enthused by our common stock market performance recently. We believe that there are several contributing factors to this most of which should be over shortly.

     These include the shares issued in connection with our preferred stock exchange program which is now over 43 million common shares for the year, shares issued in connection with the Gothic transaction that's pending, 13.5 million shares for which we are now booking no benefit, including booking no benefit for accrued interest on the notes we've acquired.



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     And of course the length of time, while not unexpected in completing our Gothic merger, we think has added some confusion in the market. Let me turn and give some detail on each one of these items.

     Our preferred stock exchange program which we began in January of this year booked 933,000 shares of preferred stock exchanged this quarter for a total of $47 million of face value reduction in fixed obligations. During the quarter, we issued 9.2 million shares of common stock at an average price of about $5.75 per share.

     This reduces our preferred stock outstanding today to 624,000 shares or only $31 million of fixed obligation compared to the $230 million that we began the year with, a reduction so far this year of over $200 million.

     Our performance has allowed us to once again return to paying our preferred dividends which we declared in October including all of the arrearages. That was for $7.44 per share and amounts to $4.6 million of dividends that will be paid November 1st.

     Our intent remains to call the preferred at first call, May 1st of 2001. We have the option of either buying that for cash, cash and common stock, or totally in common stock.

     Now let's turn to the Gothic transaction for an update. The Securities and Exchange Commission has indicated no review of our pending S-4 or proxy material. We believe that the registration statement will be declared effective on November 1st which will result in a mailing at the end of next week to all of the Gothic shareholders of the proxy material.

     Gothic shareholder vote has been established for December 12th, 2000, and the merger is expected to occur no later than January 15th of the following month and could occur in December.

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     Chesapeake has issued significant stock to date in the Gothic transaction. We've issued approximately 13.5 million shares for the Gothic Discount and Senior Notes. To date, we've acquired $20 million of the Senior Notes and virtually 100% of the Discount Notes. I'd like to highlight that in the first series of transactions, we issued 9.5 million shares for the largest portion of the Discount Notes at an average price at the time of $5.82 per share.

     We concluded a transaction that allowed us to take advantage of the upside that we thought the stock could have. And that upside now has resulted in the trade recouping $6.1 million in cash and nearly one million shares that have been returned to us, for a total value of $13 million. This will be booked as a reduction of the Gothic acquisition price at the time of the merger.

     Let me turn to some capital expenditure highlights for the quarter, in addition to of course reducing the debt by exchanging stock for $47 million of preferred. We reduced our bank debt by $10 million during the quarter. During the quarter, we closed on $11.4 million of acquisitions, bringing our total acquisitions so far this year through September 30th to $35 million. We've acquired approximately 50 Bcf equivalent for an all in cost of approximately 70 cents per Mcf equivalent.

     During this quarter, we spent just over $46 million in total field capital expenditures including $4 million of G&G expense and $1.5 million of capitalized G&A relating to our drilling program.

     Currently, our bank debt is $54 million with cash on our balance sheet today of $32 million for net debt of $22 million. That's down significantly from the beginning of the quarter which was $46 million in net debt at that time.

     I'd like to review with you our debt reduction program so far in 2000 in addition to the preferred stock program and reducing our bank debt. Obviously, we are focused on reducing the total




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     obligations in connection with Gothic as well. We began the year with over $1 of fixed obligations per Mcf equivalent. Now, and pro forma for Gothic, we'll be around 75 cents per Mcf equivalent. And as we move into 2001, we feel strongly that we can achieve our goal of reducing our total obligations to only 50 cents per Mcf equivalent. We think this significant balance sheet improvement will be welcome news to all of the shareholders and stakeholders of Chesapeake. Aubrey...

Aubrey McClendon: Thank you, Marc. Obviously, our financial performance during the third quarter was very strong. However, we are equally pleased with our operational performance. Compared to last year's third quarter, our gas production was up 6.3% this quarter even after losing 900 million cubic feet of gas to unexpectedly long Canadian gas plant turnarounds.
     If not for the Canadian shortfall, our gas production would have been up 10% year over year. This quarter's operational performance continues a trend that we established in the fourth quarter of '98 which was our low water gas production mark of the past three years.

     During the past seven quarters since the fourth quarter of '98, we have increased our gas production by 15%. We believe this is a very significant achievement against a backdrop of generally declining production industry wide. I might also add that 86% of this quarter's total production was natural gas and pro forma for Gothic, our production was almost 90% natural gas. We believe this very high percentage makes Chesapeake one of the purest natural gas plays in the business.

     Looking forward, our next big production increase will come from Gothic in next year's first quarter. Gothic's production levels are currently running around 80 million cubic feet of gas equivalent per day, and 98% of which is natural gas.

     As for our drilling activity, during the first three quarters of 2000, we used an average of 10 to 12 rigs to execute our drilling program. Today we're up to 18 rigs and by the end of the year, we



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     should be at 20 rigs. As a result, we believe that 2001 should be a terrific year of production growth for us, up at least 25% from year 2000 levels.

     While we're discussing production, I'd like to add a comment about what we did to strengthen the operational foundation of the company during the tough times of '98 and '99. While many other companies reacted to the low prices by laying off technical talent, Chesapeake did the opposite. Since the end of 1998, we have increased our geotechnical staff by 50% and today we have close to 30 geologists and geophysicists working our core areas. In addition, our engineering staff has increased by a similar percentage. Furthermore, during 2000, we have averaged about 70 landmen out in the field every day buying leases. Our undeveloped leasehold inventory now amounts to over two million acres on which we have identified an inventory of over five years of drilling activity.

     An important factor in adding value to this acreage inventory is our extensive 3D and 2D seismic library which we believe gives us the most comprehensive seismic coverage of the Mid-Continent in the industry. I'd like to point out that during this period of growth, our G&A costs of 10 cents per Mcfe have continued to be among the industry's lowest.

     As most of you know, Chesapeake's management has been very confident about the underlying supply and demand fundamentals of natural gas since we initiated our strategic transformation in 1997. As gas prices have outperformed even our bullish expectations of several years ago, our business strategy has remained clear and consistent: we strive to be the best in the business at finding gas in the Mid-Continent region. As most of you know, the Mid-Continent is the third largest gas-producing basin in the US. And in this basin, Chesapeake has carved out a solidly profitable position as the third largest producer and the most active driller during the past ten years. In addition to the Mid-Continent, we believe we can be the best in three smaller areas as well: the Deep Giddings field in Texas, the Lovington area in southeast New Mexico and the Helmet area in northeastern British Columbia, Canada.



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     In 2001, we expect to accelerate this year's operating momentum. Our drilling land and seismic budget will grow from $155 million to $220 million. From this increased budget, we expect to deliver exploration successes from a number of important projects. For example, in eastern Oklahoma's Arkoma Basin. We have three new gas plays ranging from 16,000 foot thrusted prospects all the way to 2,500 foot coalbed wells in our joint venture with El Paso. And in the Anadarko Basin of western Oklahoma, we believe exploration success will continue in our Bradley, Knox, Chitwood, Cement and Watonga-Chickasha fields.

     These are fields that collectively have produced more than 12 trillion cubic feet of gas equivalent and where we believe at least another trillion cubic feet of gas can be found.

     Further west, we have one of the most active drilling programs in the deep portion of the Anadarko Basin. In the Mountain Front project alone, we have acquired an interest in over 100 sections of land that we believe are prospective for Granite Wash or Springer objectives. It is one of the hottest plays in the industry today.

     In addition, you are likely to hear exciting news from us about the rejuvenation of drilling activity in the Deep Giddings area as formations deeper than the Chalk are developed with horizontal drilling. Furthermore, we expect that southeast New Mexico will also be an area of substantial asset growth for us in 2001.

     In each of Chesapeake's core operating areas, we believe the combination of our operating scale, geological expertise, and large land and seismic inventories provide Chesapeake with significant competitive advantages. Advantages that should enable us to continue creating significant value through our drilling and acquisition programs in the years ahead.


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     Chesapeake's operating strength should also be obvious to you through the quality of our cost structure. We believe that our cash costs, which consist of 10 cents per Mcfe for G&A, 35 cents for lifting expenses, and 18 cents for production taxes, are the lowest of the 30 companies we benchmark ourselves against in the mid-cap and large-cap independent producer universe. We believe these numbers reflect a high degree of asset quality and also a management team that is very focused on controlling costs.

     I'd like to next discuss production replacement efficiency. Last year you may remember that we replaced our production by 187% at a 65 cent per Mcfe cost. During the first nine months of this year, we have more than kept pace with last year's success, replacing our production by 215% at a cost of only 72 cents per Mcfe.

     And if Gothic reserves are rolled in by the end of the year, we believe our overall finding costs for 2000 will be about a dollar per Mcfe for reserve replacement exceeding 400%. We believe this will prove to be one of the better performances in the industry this year.

     In closing, I'd like to reiterate our single-minded focus on enhancing shareholder value. As owners with our directors of almost 20% of Chesapeake's equity, management believes we can best accomplish our value-creation goals by continuing to grow our high quality natural gas reserves and by following our often stated goal of reducing debt per Mcfe of proved reserves to 50 cents per Mcfe. We intend to accomplish this goal within the next two years through both asset growth and debt reduction. We believe our successful execution of this strategy will lead to continuing and significant increases in shareholder value in the quarters ahead.

     Before we move on to Q&A, I'd like to anticipate questions you may have had about Tom Ward and me selling some stock during the past several quarters. To begin with, Tom and I own about 26 million shares and option shares of Chesapeake. As many of you may recall, we bought about $35 million of stock at $20 a share in early 1997. During the past three years, we have


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     reduced the debt associated with this purchase by almost 80% during some pretty challenging times.

     Our plan is to continue selling very small percentages of our personal holdings during each of the next five quarters so that by the end of 2001, we expect to be personally debt free. And as previously discussed, we expect the company's debt burden to be much lighter by then as well.

     I can assure you that Tom and I see much greater percentage upside in Chesapeake's stock price than we see in any other energy stock. And we are very proud to be Chesapeake's largest equity owners.

     Now we'd like to go ahead and move to Q&A.

Operator: Thank you. Today's question and answer session will be conducted electronically. If you would like to ask a question today, please press star one on your telephone. We will take as many questions as time permits and we will proceed in the order that you signal us. Once again to ask a question, please press star one. And we'll pause for just a moment to assemble our roster.

     And we'll go first to Adam Leight at DLJ.

Adam Leight: Good morning.

Aubrey McClendon: Good morning, Adam.

Adam Leight: A couple of questions - on the reserves that you talk about in your press release, first of all, can you give us some idea of how price sensitive the volume numbers are there, you know, if we were looking at today's strip, what kind of volumes we're talking about?



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     And then I guess more importantly, for the fourth quarter, you know, you're planned activity, what would you be expecting in terms of additional - or just ballpark reserve adds? And what's in the numbers for coalbed methane, if anything?

Aubrey McClendon: Okay. First of all, our reserves are not very sensitive to changes in gas prices because our operating costs are low. So you don't get a lot of economic truncation when gas prices are low. And also you don't get a lot of reserve expansion when gas prices move higher.

     At the end of the third quarter, we were at 1,325 Bcfe before Gothic. That is above what our end-of-the-year goal was that we started the year with, which was to be at 1,300 Bcfe. Based on what we see out there, I suspect we could hope to be as high as 1,350 Bcfe by the end of the year and of course, adding Gothic would give us another 310 Bcfe. So I think we could be as high as 1660 Bcfe.

     There are no reserves booked for coalbed methane at this point.

Adam Leight: Great - second question. On your strategy for drilling rigs?

Aubrey McClendon: Yes.

Adam Leight: What kind of equipment did you buy, you know, what do you need for your drilling programs? And what are you looking to do there going forward? Are you going to be adding more rigs, entering alliances, or what's the program?

Aubrey McClendon: The program is a modest one at this point. We have 50% interest in five rigs and we are in the process of refurbishing those with our partner, a local businessman in Oklahoma City. At this point, we are taking it one step at a time and just working on these five



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     rigs. And we'll address what to do later with additions. We do have an option on an additional six rigs that, if we decide to move forward on a bigger scale, we do have that option built in.

Adam Leight: Can you tell me what type of equipment you purchased? Are these styles...

Aubrey McClendon: Adam, they range from 750 horsepower to 1,000 horsepower.
     And depth capability is 8,500 feet to 18,000 feet, which pretty much covers the spectrum of our drilling needs in the Mid-Continent. The goal is for those five rigs to be working for us.

Adam Leight: Am I correct in the numbers that these are costing you to acquire and refurbish, about $3 million a piece? Is that...?

Aubrey McClendon: Yes, that's exactly right.

Adam Leight: Okay. Thanks very much.

Aubrey McClendon: Thanks, Adam.

Operator: Mr. Smith, you're line is open if you do have a question?

Stephen Smith: Oh, yes. Good morning, Aubrey. Could you spend a little bit of time updating us on this coalbed methane activity?

Aubrey McClendon: I think we can and before I do that Steve, I just misspoke on the rigs. We do have one 2,000 horsepower rig in that fleet of five rigs.

     We're really just underway on the coalbed program. I believe we've drilled a dozen wells to date. We are in the process right now of tying them in to central compression and central batteries.



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     And we hope to have that accomplished by mid-November. I'm also hopeful by the end of this year that we'll have production.

     We do have plans to drill about 100 more CBM wells between now and the end of 2001. So we did exercise our option to go from 25% to 33% in the JV and so far it's running pretty smoothly with El Paso as our partner.

Stephen Smith: With the second question - I'm beginning to hear of different attempts to use horizontal drilling, I guess, prompted by five-buck gas or just higher gas prices in general. Of course, you guys were the pioneers in this activity. Are you looking at any new areas where you could use horizontal?

Aubrey McClendon: Steve, I think that there are several places to do that. At first I thought your question was headed towards, are we using horizontal drilling in the coalbed methane joint venture? And let me say that some companies are. But, in that play right now all of our activity is vertical.

     But the most promising area for us would be obviously down in the Deep Giddings area. We have more than 125 horizontal wellbores in that area. And in that area of course, we did very well in the Chalk with average reserves between five to six Bcfe per well. We have ideas for other formations below the Chalk -- Georgetown, Glen Rose and others. And we do expect to be actively testing several of those formations in 2001 and in fact, we have a rig drilling in the Georgetown as we speak.

Stephen Smith: Okay. Thank you.

Aubrey McClendon: Thank you.

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Operator: And we'll move next to Barry Sahgal at Brean Murray & Company.

Barry Sahgal: Good morning, gentlemen. Really three separate questions - maybe I'll start with an observation though. I noticed a pretty wide dispersion of earnings estimates for the September quarter just reported and also for the December quarter. It probably doesn't reflect well when one sees the fact that the company has missed its earnings numbers there's a guy out there with a 40-cent estimate which maybe it's an old number, but I just make that as an observation because it doesn't reflect well.

     I see that your gas differential for the 2001-year is 15 cents. Would you care to comment on that? That seems to be relatively little compared with what I've seen other companies.

Marcus Rowland: Barry, this is Marc. The gas differential of 15 cents - where are you picking that number up from?

Barry Sahgal: Well, I'm looking at the NYMEX number that you are projecting and the realized price.

Aubrey McClendon: Oh Barry that's - sorry, you're getting the benefit of some oil there at the Btu equivalent of about $4.10. That $3.50 is for gas - $24.50 is the oil. And you blend them together and that's $3.35 on an Mcfe basis. So our gas differential is really closer to 30 to 35 cents. And the oil differential is about a dollar but even after subtracting that dollar, your per Mcfe revenue for a unit of oil production is close to four dollars per Mcfe.

Barry Sahgal: Okay.

Aubrey McClendon: Before you go on, let me address the earnings estimate. You know, it is frustrating for us, Barry, as well. We follow a lot of companies and during the last several years, we don't think anyone has given as much guidance as we have. And as you look through what




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     we have provided for you, other analysts and investors today, it's almost inconceivable to us that people could miss our numbers because we basically give you everything you could possibly need to reach a conclusion on us.

     So it's also very, you know, it's difficult for us to tell somebody that they're wrong. And we have tried within the requirements of Fair Disclosure and other SEC Regulations to talk to people. We are frustrated that many analysts, once you tell them that their number may be wrong, and they say, yeah I'll change it. And they do change it and they never turn it in to First Call or Zack's. And that probably happens as much as anything.

     So I understand your frustration. I can assure you that our frustration exceeds yours particularly when we work pretty hard to tell everybody what we think our business is going to do. And we think our business is pretty predictable these days. So with that, would you go on to your third...?

Barry Sahgal: Yeah. I noticed that in the press release where, I must compliment you on the quality of disclosure, there's a lot of information in the operating highlights section of some fairly significant wells that have come in. Should I conclude that given the fact that you've been so successful in bringing on new production at very high rates that the Giddings area is seeing some fairly rapid production declines more than you had anticipated?

Aubrey McClendon: I would characterize two things. First of all, the Giddings decline curve overall has certainly been flattening over time. Most of those wells were drilled in '94 and '95 and so we're in the fifth and sixth years of consolidated decline curves. And so there's a steady flattening of those curves. I would also say that we've been a little disappointed in the last six months by our inability to hit big Independence wells which we had been fairly successful at hitting in late '99 and early 2000. But I think that's all about to change with the potential of the Georgetown in this area. I think we're going to be very successful.



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     And we will move from trying to extend the Chalk in the Brenham area towards a program of going back in and re-entering a number of our Chalk wells and drilling down to the Georgetown where reserves could be anywhere from 2 to 5 Bcfe at a cost of about $2 million for the re-entry and the drilling of a horizontal lateral.

Barry Sahgal: Okay, many thanks, Aubrey and Marc.

Aubrey McClendon: Okay. Thank you, Barry.

Operator: And we'll go next to Paul Ferretti at Wasserstein Perella.

Paul Ferretti: Good morning, men.

Aubrey McClendon: Hi, Paul.

Paul Ferretti: A couple of things, if you x-out Gothic, your production growth for next year looks like it's a little bit below 4%, which kind of surprises me in light of the fact that your cap ex program is so much higher than this year. Maybe you could explain why.

     And then also, Marc, maybe you can give us a breakdown of the cap ex, how much development, how much exploration, drilling, et cetera.

Aubrey McClendon: I'll take the first part and let Marc do the second. We have given guidance of, by our calculation, actually a little over 4% production growth, if you just keep Gothic volumes flat.



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     That's intentional. Obviously we want to be able to do no worse than our own published expectation. And so our internal goals are more aggressive than that. But our public guidance is for production growth of 4% next year.

     With Gothic being kept flat, obviously, quarter-over-quarter you're going to see production gains of about 25% versus 2000. Marc, do you want handle the second part?

Marcus Rowland: Yes. On the exploration and development split, we're looking for approximately 65% of our expenditures, of drill bit expenditures, to be developmental in nature -- that would either be proved undeveloped or what we would consider one-well step-outs, whether classified as proved undeveloped at the time the drill bit hit the ground or not -- 35% exploration.

     We comment that generally on our exploration budget, Paul, we do not budget for much, if any, exploration success. So when we're out drilling a wildcat well in the Mountain Front Range, we're looking sort of for developmental kind of economics there from a production standpoint risk-adjusted, versus any kind of big exploration success.

Paul Ferretti: All right.

Marcus Rowland: But the breakdown is 65/35 for next year.

Paul Ferretti: Thank you.

Operator: And we'll now go to Tom Parker at Chase Securities.

Tom Parker: Hi. In terms of the cap ex for this year, if I'm calculating this right, you've spent about $125 million to date on drilling. And you're saying $155 million. Although it sounds like you've




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     got a lot more rigs going. Is there a possibility that number gets higher? And also, what's your thoughts on fourth quarter acquisitions?

Marcus Rowland: I think that on the acquisition side, apart from Gothic, in the fourth quarter, that we'll be pursuing our wellbore acquisition program at about the same pace, which has generally been $50 million per year.

     We've spent $39 million, as mentioned, to date. We have $7 million of transactions that have or will close here shortly. So I'd expect $11 to $15 million during the fourth quarter in that part, so $50 to $55 million of acquisition, apart from Gothic.

Aubrey McClendon: On the drilling cap ex side, Tom, we've done about - actually by our calculations, about $113 million of cap ex. And that will be added - we'll add about $40 million to that in the fourth quarter. And that actually will be right about the same amount as we spent in the third quarter, most of it is just timing differentials.

     And so when you look at this going forward, a lot of the rig activity that we have now won't actually end up hitting until 2001. And there we expect to accelerate into a $220 million program.

Tom Parker: Oh okay. Can you give us the production by area?

Marcus Rowland: Sure, I will be happy to do that as I flip to my schedule that has that.

     This is third quarter, July through September. Our Mid-Continent production - I will break it out for you in oil and gas and then Mcf equivalents. The oil component for the quarter: 294,000 barrels in the Mid-Continent or 39%, the Gulf Coast was 228,000 or 30%, and all other areas, 239,000 barrels for 31%.



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     Gas volumes, just over 18 Bcf or 63% from the Mid-Continent, the Gulf
     Coast, which includes all of Texas and Louisiana and that area, 7.6 Bcf for only 26%, Canada was 2.6 Bcf for just over 9%. And the all other category makes up the balance of about .6 Bcf.

Tom Parker: Okay. And then how much - in terms of the acquisitions you've done to date, how much production has that added?

Marcus Rowland: I don't have the number right off the tip of my tongue, Tom.
     But I would estimate that the R/P from those acquisitions has been about ten to one. And so if we've acquired 50 Bcf on an annual run-rate basis, we would look for 4-1/2 or 5 Bcf. But obviously you've only got partial year contribution, so on a weighted basis through the year, 2 Bcf at most...

Tom Parker: Okay.

Marcus Rowland: ...equivalent.

Tom Parker: Okay. Thank you very much.

Marcus Rowland: You're welcome.

Aubrey McClendon: Thank you, Tom.

Operator: And we'll move now to Jamie Michaels at Bear Stearns.

Gary Stromberg: Hi. It's actually Gary Stromberg. A couple of questions, a lot of them have been answered. Back to 2001 capital spending split 65/35 development/exploration, can you give us some breakdown or sense of regions -- Arkoma, Anadarko, CBM?



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

Marcus Rowland: Sure. We generally have it broken down into the four major operating areas, which would be Canada, and our capital expenditure program there will be about $15 million US, which is the winter drill program starting in December and ending by April.

     The Mid-Continent program, which would be the Anadarko and all of the coalbed methane project that you mentioned as well, we will be looking to spend about 65% of our total cap ex there, which will include most of the G&G work that we do and acreage acquisition.

     Coalbed methane by itself is a relatively insignificant amount of our total expenditures because of the relatively small cost and the 1/3 ownership that we have in the program. So it's not a big factor.

     Moving down into the Texas Gulf Coast region, we will be spending approximately $15 million there as well, as currently budgeted. Aubrey mentioned that we are drilling one very key well for us that, if it kicks off successfully, we could expand the budget there during the year because of our large leasehold position.

     And then the balance of our budget will be allocated between the Williston, Lovington, and primarily non-operated Louisiana areas.

Gary Stromberg: Okay. Thanks. One more question, the closing of the Gothic merger, what would cause that to close in December rather than January? I mean, what's the process there?

Marcus Rowland: The process is first that the shareholder vote has to be accomplished. Secondly, there are some intricacies with regard to the Gothic indentures.



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

     And basically it's a function of how much Gothic debt is outstanding to meet some key indenture tests that will be met as of December 31 based on current EBITDA, but are not currently met as of September 30.

     However, we're in the process of negotiating some debt repurchase. As we've mentioned, we've already accomplished $20 million of that. And if successful, we could accelerate the closing.

Gary Stromberg: Okay. Thanks a lot.

Operator: And we'll go next to Jeff Gendell at Tontine Partners.

Jeff Gendell: Hey, Aubrey, how are you?

Aubrey McClendon: Good, Jeff.

Jeff Gendell: I'm going to ask a real dumb question. But it makes things a lot easier.

     Marc, can you just walk through the end of the year, you know, assuming that the fourth quarter is basically equal to the first - the third quarter, and throwing in Gothic on a pro forma basis, and throwing in what is a reasonable level of deferred tax assets, what your cash, bank debt, debt, equity, and shares outstanding will be?

     And just be reasonable. You know, we don't have to have the exact number.

Marcus Rowland: Okay Jeff.

Jeff Gendell: I will give you the disclosure language. Things might change.



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

Marcus Rowland: Well one thing we know is, things will change. I think I can answer that question. And I'm going to approach it like this.

     I see our bank debt by the end of the year, all other things being equal -- i.e. no surprise acquisitions, if you will, falling in on us -- as being basically zero. I would pro forma Gothic's debt, if closed at December 31, at zero as well from a bank debt standpoint.

     Cash - you know, to answer that question, we normally run between $20 and $35 million of operating cash and today have about $33 million. So I don't really see that changing materially, i.e. our operating cash flow in excess of our cash will be going to reduce our bank debt and not building up cash balances.

     Today we have $920 million of obligations outstanding. I don't see that changing between now and the end of the year. That's our publicly traded debt. Gothic currently has $210 million - or $215 million of publicly traded debt outstanding. If anything were to change in that area, it would be an acquisition for either stock or cash. And so that would be the one caveat that I'd have. To the extent that we use cash to purchase any of that debt, Gothic's pro forma debt would go down, and our bank debt would go up. To the extent we use common stock, their debt would go down, and our shares outstanding would go up. We do not have any trades pending at this time.

     With respect to our preferred stock, 31 million shares, with the dividends being paid, I don't see that really - that's $31 million, I don't see that changing really between now and the end of the year. I think most of the folks that have called in and talked to us are happy to hold the preferred stock at this point for the dividends that they anticipate will be paid between now and May 1, at which time shares outstanding would go up by the call amount, which is just the conversion amount, into $52.45 a share.

     You had one other question, which was...


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

Jeff Gendell: Shares outstanding.

Marcus Rowland: ...shares outstanding. Shares outstanding, assuming the Gothic transaction closes by the end of the year, on a fully diluted basis would be approximately 172 million, assuming that they don't close by the end of the year, fully diluted would be about 168 million shares.

Jeff Gendell: So the debt level would be about $1 billion.

Marcus Rowland: The debt level would be $920 million.

Jeff Gendell: Okay, $920 million.

Marcus Rowland:...plus $210 million, it would be $1,130,000,000, pro forma assets of about 1.7 Tcf equivalent.

Jeff Gendell: And then equity - your equity level, because I didn't have - my fax didn't have a balance sheet, so the equity level...

Aubrey McClendon: You didn't get a different fax, Jeff, just so you know...

Marcus Rowland: I will read you through...

Aubrey McClendon: ...we didn't discriminate.

Marcus Rowland: ...where I think the equity level will be on a shareholders' basis in just one second.

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

Jeff Gendell: For the deferred tax assets, you know, we all, you know, understand that the more money you make now, the less that asset will be. So...

Aubrey McClendon: Well, actually that anticipates the fourth quarter earnings that we...

Jeff Gendell: Yes.

Aubrey McClendon: ...that we do expect.

Marcus Rowland: Where we are today is, we have a negative shareholders' equity of about $40 million, which is down significantly from the beginning of the year. If we look to the fourth quarter, earnings of...

Jeff Gendell: Just say they're the same at this quarter. I mean, that's the - you've got to make more than you did third quarter.

Marcus Rowland: I'm assuming that the fourth quarter...

Jeff Gendell: Yes, you can get the...

Marcus Rowland: Let's just assume $70 million for talking purposes.

Jeff Gendell: Okay.

Marcus Rowland: That would turn us to a positive shareholders' equity of $30 million by that time with no other issuance. And then to that would be added the $385 million of deferred tax asset valuation reversal.

Jeff Gendell: And then what about out of Gothic? Since you're issuing some stock there, the net effect of Gothic will be...

Marcus Rowland: Gothic would be booked at the share price at the date that we made the transaction, which was approximately $7 a share, times four million shares. If we issue those prior to the end of the year, our equity could increase by $28 million, assuming that transaction closes.

Jeff Gendell: So you could have $440 million kind of - $400 to $450 million of positive equity on December 31.

Marcus Rowland: Given those assumptions that we just went through, that's correct.

Jeff Gendell: Okay, great. And then one last question, Aubrey, I just - kind of on a forum, I just want to - a very quick discussion on, if your company is worth $15, and you know what your finding costs are, why would you be issuing equity to retire some of this debt or issuing, you know, any kind of common equity at all? When your debt is fixed, your stock's at 5-3/4, I would think you'd want to buy-back 20 million shares, not issue all this equity.

Aubrey McClendon: Jeff, I don't think in any of our comments that we've talked about being willing to issue additional equity at $5.75 a share. I think we do have first call on the preferred stock at May 1. We can call it for stock, we can call it for cash or a combination of the two. It really depends on the stock price at the time. Obviously, Tom and I, given our ownership interests here, you know, are not interested in dilution. At the same time, I think that the de-leveraging that we have accomplished this year does give us the likelihood of trading at a higher multiple in the future as people recognize the de-levering that's taken place and the fact that, you know, we're on target to have what I consider to be pretty normal leverage of 50 cents per Mcfe.



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

     And in terms of the Gothic debt, obviously, we've done the transactions to date at a higher price than $5.75. And obviously we'll just have to wait and see what the future brings in terms of our stock price vis-a-vis further de-leveraging.

     But we are going to have quite a bit of cash. And I understand your point. And our concern is, obviously, to increase the price of the stock. And we think the best way to do that on a go-forward basis is to generate the kind of numbers that we've been generating and have the company continue to de-lever on a relative basis.

     And we have to also prepare for the possibility that - you know, of a decline in prices at some point in the future. We don't think it will be as dramatic as it was in '98 or '99. But we certainly don't want to subject ourselves and shareholders to what we all went through before.

     So I hope that gives you some insight into how we're thinking about trying to enhance the value of our stock, while at the same time further enhancing the balance sheet as we go forward.

Operator: And we'll move now to Joe Phillips at Freeman Securities.

Joe Phillips: Hello. Can you give me figures please for the amortization of deferred finance charges, either bank debt or bond discount?

Marcus Rowland: I believe I can.

Joe Phillips: Quarter or nine-months, either one is fine.

Marcus Rowland: I understand. Year to date our total amortization of those assets, which is primarily amortization of our bond issuance cost, has been $5.5 million, for the quarter just ended, approximately $1.8 million, of which the amortization part currently is about $1.2 million a quarter and the depreciation amount about 1/3 of it.

Joe Phillips: Great. Thanks very much.

Operator: And we'll go now to Rod Dunlap at BNP Paribas.

Rod Dunlap: A quick question, guys, can you just comment a little bit on your oil production in the quarter versus the prior quarter, what was going on there and what you see going forward? I know it's, obviously, a minority part of your production. But...

Aubrey McClendon: It was down about 4%, from 791,000 barrels to 761,000. And we are basically allowing it to decline as we reinvest our cash mainly in projects that are geared towards natural gas. So we've projected that that will continue to drift down as our percentage of production from gas continues to go up.

     And as we look at 2001, our projection there is for about an 8% to 9% overall decline in oil production versus 2000 production of oil. And it's generally coming out of the Louisiana Chalk, where we have not been reinvesting the cash flow from there. And that has typically been our oiliest area.

Rod Dunlap: Okay. Thanks.

Operator: And we'll go now to Terry Hoye at Provident Investment Management.

Terry Hoye: Good morning, gentlemen. As we try to model the fold-in of Gothic
     Energy, could you give us your current thoughts on how much savings, both from G&A and possibly in production, that you see right now?

Marcus Rowland: Sure. Gothic's production level is currently running just above 80 million cubic feet of gas equivalent per day. We've basically indicated that we anticipate being able to hold that, as a contribution to our production, flat next year, resulting in approximately 30 Bcf equivalent of added production.

     We view that as being a combination of their existing production, plus 100% of the drilling that while it will be done on Chesapeake's nickel, so to speak, next year it will be on the assets that we're acquiring. And so we've considered that as Gothic production for next year.

     With respect to G&A, we anticipate the guidance that we've given of 10 cents per Mcf equivalent of production being the level of our G&A, inclusive of Gothic's addition next year. So basically the office in Tulsa will be closed in the first quarter of next year. And the people that will be coming over are primarily field operating people. And those are included in our production costs. So we're looking basically to add that production with no increase on a per Mcf equivalent basis next year.

     Other guidance, with respect to those assets, currently Gothic has no production hedges in place for the year 2001. They do have about 2/3 of their gas hedged for November and December at well head prices just under $5 per Mcf.

     So we look for a very strong contribution of operating cash in the fourth quarter, whether on our books or not, that will allow them to reduce their current bank debt outstanding to an anticipated level of zero at closing.

Terry Hoye: Okay. Do you look for any asset sales from those assets?



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

Marcus Rowland: No. We do not have any asset sales currently planned. Gothic has done a good job, in our opinion, of divesting themselves of assets that didn't fit their core areas, which now are essentially our core areas. And so through time, they've peeled off some of the assets that don't fit into our areas. And we do not look for any significant asset sales at all.

Terry Hoye: Okay. And is there any possibility to expand the telemetry system or to make further use of that in the Chesapeake assets?

Marcus Rowland: We believe there is that potential. The way that the agreement is structured currently, they have a number of unused licenses under their existing agreement with Amoco. The Gothic production entity will be able to continue to utilize those licenses on wells that are drilled inside of units that are producing. We will be discussing with Amoco the potential of expanding into other areas that Chesapeake currently is utilizing.

     And I'd also point out that there are a number of other remote telemetry-type systems that are being marketed currently by others. And we're beginning to see those impact our operating costs as well. Those range from, you know, remote metering to actual positive controls on a remote telemetry basis.

Terry Hoye: Okay. Thank you very much.

Aubrey McClendon: Thank you.

Operator: That is all the time we have for questions today. Mr. McClendon, I will turn the call back over to your for any additional or closing remarks.



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

Aubrey McClendon: Great. Thank you. We appreciate you joining us, we hope you'll call us later today if you have any additional questions. And I look forward to talking to you soon. Thank you and goodbye.

Operator: And that does conclude today's conference call.

     There will be a rebroadcast of this conference available today at 12 o'clock Eastern Time, running through November 3 at midnight Eastern Time. To access this, simply dial 719-457-0820 and use pass-code number 478858. Thank you and have a great day.


                                       END


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